Filed Pursuant to Rule 433

Registration Statement No. 333-181749-04

Dated September 24, 2012

Commonwealth Edison Company

Pricing Term Sheet

Issuer:	Commonwealth Edison Company
Ratings:	A3 (Moody’s); A- (S&P); BBB+ (Fitch)
Securities:	First Mortgage Bonds
Settlement Date:	October 1, 2012 (T+5)
Principal Amount:	$350,000,000
Maturity:	October 1, 2042
Coupon:	3.800%
Benchmark Treasury:	3.000% due May 15, 2042
Benchmark Treasury Price and Yield:	102-6; 2.890%
Spread to Benchmark Treasury:	92 basis points
Yield to Maturity:	3.810%
Offering Price:	99.822%
Interest Payment Dates:	April 1 and October 1 of each year, commencing April 1, 2013
Redemption Provisions:	At any time prior to April 1, 2042, at a discount rate of Treasury plus 15 basis points; and on or after April 1, 2042, at 100% of the principal, plus accrued interest to but excluding the redemption date
CUSIP/ ISIN:	202795 JA9/ US202795JA91
Joint Book Running Managers:	Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC
Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC
Senior Co-Manager:	TD Securities (USA) LLC
Co-Managers:	Cabrera Capital Markets, LLC Kota Global Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877- 858-5407, Mitsubishi UFJ Securities (USA), Inc. at 1-877-649-6848 and Wells Fargo Securities, LLC at 1-800-326-5897.